UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number 001-14928

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.
Santander UK plc announces the early results of its cash tender offer for up to $600,000,000 in aggregate principal amount of its 5.000 per cent. Fixed Rate Subordinated Notes due 2023
March 9, 2020 — Santander UK plc (the “Offeror”) announced today the early results of its previously announced offer to purchase for cash (the “Tender Offer”) up to $600,000,000 in aggregate principal amount (the “Maximum Tender Amount”) of its 5.000 per cent. Fixed Rate Subordinated Notes due 2023 (the “Notes”). The Tender Offer is made upon the terms and subject to the conditions set forth in the offer to purchase dated February 24, 2020 (the “Offer to Purchase”). The Offer to Purchase is available, subject to eligibility confirmation and registration, from the Tender Offer Website: http://www.lucid-is.com/santander. Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.
As at 5:00 p.m., New York City time, on March 6, 2020 (the “Early Tender Time”), $870,100,000 in aggregate principal amount of the Notes was validly tendered and not validly withdrawn pursuant to the Tender Offer. The Maximum Tender Amount has therefore been reached. Because the aggregate principal amount of such Notes validly tendered was greater than the Maximum Tender Amount, the Offeror has accepted such Notes for purchase on a pro rata basis (as described in the Offer to Purchase).
The table below identifies the principal amount of Notes the Offeror has accepted for purchase pursuant to the Tender Offer and provides details of the proration.
Securities Codes	Outstanding Principal Amount(1)(2)	Maximum Tender Amount	Principal Amount Tendered(3)	Principal Amount Accepted(4)	Proration Factor
Regulation S: ISIN: XS0989359756 / Common Code: 098935975 Rule 144A: ISIN: US80283LAA17 / CUSIP: 80283L AA1	$1,500,000,000	$600,000,000 in aggregate principal amount	$870,100,000	$600,000,000	64.829%

(1) As at the commencement of the Tender Offer.
(2) Banco Santander, S.A., the ultimate parent of and majority shareholder of the Offeror, held approximately $41,000,000 in principal amount of the Notes as at the commencement of the Tender Offer.
(3) As at the Early Tender Time, as reported by the Information and Tender Agent.
(4) Following adjustment to allow for the aggregate principal amount of Notes accepted for purchase pursuant to the Tender Offer, after the rounding of valid tenders of Notes to the nearest $1,000, to equal the Maximum Tender Amount exactly and to provide that (i) no Holder transfers Notes to the Offeror in a principal amount of less than $200,000 (being the minimum denomination of the Notes) and (ii) no Notes in a principal amount of less than $200,000 are returned to a Holder, all as detailed further in the Offer to Purchase.

Payment for Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time and accepted for purchase by the Offeror pursuant to the Tender Offer will be made promptly on the Early Settlement Date, which is expected to occur on March 10, 2020. Notes not accepted for purchase will be promptly returned to the tendering Holders or, as applicable, unblocked in the relevant account with Euroclear and/or Clearstream, Luxembourg, as applicable. Because the Tender Offer was oversubscribed as at the Early Tender Time, the Offeror does not intend to accept any Notes validly tendered for purchase after the Early Tender Time.
The Offeror will announce the Reference Yield, the Total Consideration and the Tender Offer Consideration for the Notes as soon as practicable after the determination thereof. The Tender Price Determination Time is 10:00 a.m., New York City time, on March 9, 2020.
In accordance with the terms of the Tender Offer, the withdrawal deadline was 5:00 p.m., New York City time, on March 6, 2020. As a result, tendered Notes may no longer be withdrawn, except in certain limited circumstances where additional withdrawal rights are required by law (as determined by the Offeror).
Although the Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on March 20, 2020, the Offeror does not expect to accept for purchase any tenders of Notes after the Early Tender Time because the aggregate principal amount of Notes that were validly tendered and not validly withdrawn as at the Early Tender Time exceeded the Maximum Tender Amount.
Subject to applicable law and the terms and conditions of the Offer to Purchase, the Offeror may terminate the Tender Offer, waive any or all of the Conditions prior to the Expiration Time, extend the Expiration Time or amend the terms of the Tender Offer.
The Offeror has retained J.P. Morgan Securities LLC and Santander Investment Securities Inc. to act as the Dealer Managers for the Tender Offer and Lucid Issuer Services Limited to act as the Information and Tender Agent for the Tender Offer. Questions regarding procedures for tendering Notes may be directed to Lucid Issuer Services Limited at +44 20 7704 0880 or by email at santander@lucid-is.com. Additionally, the tender offer material is available at http://www.lucid-is.com/santander. Questions regarding the Tender Offer may be directed to (i) J.P. Morgan Securities LLC at (within the United States) +1 212 834 8553 (U.S. collect) or +1 (866) 834 4666 (U.S. toll free) / (outside the United States) +44 207 134 2468 or by email to liability_management_EMEA@jpmorgan.com; and (ii) Santander Investment Securities Inc. at +1 212 940 1442 (U.S. collect) or +1 855 404 3636 (U.S. toll free).
This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security (including the Notes). No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offer is only being made pursuant to the Offer to Purchase. Holders are urged to carefully read the Offer to Purchase before making any decision with respect to the Tender Offer.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Offeror, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.
This announcement is released by Santander UK plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (“MAR”), encompassing information relating to the early results of the Tender Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Tom Ranger, Treasurer at Santander UK plc.
Offer and Distribution Restrictions
United Kingdom
This announcement and the Offer to Purchase has been issued by Santander UK plc of 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom, which is authorised and regulated by the Financial Conduct Authority (the “FCA”) and the Prudential Regulation Authority. This announcement and the Offer to Purchase is being distributed only to existing Holders of the Notes, and is only addressed to such existing Holders in the United Kingdom where they would (if they were clients of the Offeror) be per se professional clients or per se eligible counterparties of the Offeror within the meaning of the FCA rules. This announcement and the Offer to Purchase is not addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on it. Recipients of this announcement and the Offer to Purchase should note that the Offeror is acting on its own account in relation to the Tender Offer and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offeror or for providing advice in relation to the Tender Offer.
In addition, the communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this announcement, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Offeror, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on this announcement, the Offer to Purchase or any of its contents.

France
The Tender Offer is not being made, directly or indirectly, to the public in France. None of this announcement, the Offer to Purchase or any other documents or offering materials relating to the Tender Offer, has been or shall be distributed to the public in France and only qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offer. This announcement has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.
Italy
None of this announcement, the Offer to Purchase or any other document or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident and/or located in Italy can tender Notes for purchase in the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority.
Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.

General
This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes, and tenders of Notes in the Tender Offer will not be accepted from Holders, in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer and any of the Dealer Managers or any of the their respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Tender Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

	By:	//s/ Rebecca Nind
Name: Rebecca Nind
Title: Authorized Signatory

Date: March 9, 2020